Issuer Free Writing Prospectus
File Pursuant to Rule 433
Registration Statement No. 333-137902
Dated March 27, 2009

S&P U.S. Carbon Efficient Index

Frequently Asked Questions

1. What does the S&P U.S. Carbon Efficient Index track and why?

The S&P U.S. Carbon Efficient Index is composed of a subset of the constituents of the S&P 500 that have a relatively low Carbon Footprint, while maintaining at least 50% of the original weight representation for every GICS® sector in the S&P 500. Through optimization, the index seeks to closely track the return of the S&P 500, while excluding those companies that have the largest relative Carbon Footprints.

2. How is this Index considered to be “Carbon Efficient?”

At each quarterly rebalancing, the stocks in the S&P 500 are ranked by their Carbon Footprint. The 100 equities with the highest Carbon Footprints, whose aggregate exclusion does not reduce any individual GICS® sector weight of the S&P 500 by more than 50%, are removed. Through 2008, the average annual Carbon Footprint of the S&P U.S. Carbon Efficient Index was 48% lower than that of the S&P 500.

3. What does it mean to optimize the constituents?

Once the initial stock selection is complete, the qualifying constituents are optimized, using Northfield Information Service’s optimization and risk model data, to generate a final list of companies, with assigned weights, that seeks to minimize tracking error versus the S&P 500. This may result in removal of companies where the weight is de minimis. Various price and fundamental factors are used in the optimization.

www.standardandpoors.com

S&P U.S. Carbon Efficient Index – Frequently Asked Questions	March 9, 2009

4. What is the relationship between S&P and Trucost?

This index series is generated and published under agreements between Standard & Poor’s and Trucost Plc. Trucost evaluates the environmental performance for a given company and produces an annual emissions figure. The Index Committee is composed of full-time employees at Standard & Poor's and Trucost.

5. How many equities are included in the S&P U.S. Carbon Efficient Index?

The S&P U.S. Carbon Efficient Index is designed to measure the performance of no more than 375 companies with relatively low carbon emissions, while seeking to closely track the return of the S&P 500, its parent index. Historically, there has been an average of 341 companies in the index.

6. Why is the S&P U.S. Carbon Efficient Index limited to 375 companies?

In designing this index, S&P sought to exclude a quartile of the S&P 500 through two separate screens. In order to leave the optimizer enough equities from which to generate the final list of constituents, the initial screen removes the 20% of the S&P 500 with relatively high Carbon Footprints, while still maintaining at least 50% of the GICS sector weights in each S&P 500 sector. Once the initial stock selection is complete, the qualifying constituents are optimized to generate a final list of no more than 375 companies, with assigned weights, that seeks to minimize the tracking error vs. the S&P 500. This may result in the removal of companies where the weight is de minimis.

7. Why does the S&P U.S. Carbon Efficient Index have to maintain at least 50% of the GICS sector weights in each S&P 500 sector?

As the index is specifically designed to track the broad U.S equity market, as represented by the S&P 500, research was conducted to evaluate the tradeoff between respecting the sector weights of the S&P 500 and reducing the overall Carbon Footprint of the index. Historically, the choice to maintain at least 50% of each GICS sector weight provided the greatest reduction in Carbon Footprint while closely tracking the return of the S&P 500.

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S&P U.S. Carbon Efficient Index – Frequently Asked Questions	March 9, 2009

8. When is the index rebalanced?

Index rebalancings occur quarterly after the market close on the third Friday of March, June, September and December. The rebalancing reference date for additions and deletions is after the close on the second Friday of those months.

9. Where can I get more information about the S&P U.S. Carbon Efficient Index?

Historical and daily index returns, the index methodology and a factsheet are available at www.indices.standardandpoors.com.

10. How much history is available, and where can I access the historical performance of the Index?

The pro-forma history for the S&P U.S. Carbon Efficient Index dates back to September, 2004. Historical index levels are available on www.indices.standardandpoors.com.

11. Where can I find daily index level data?

Historical index levels are available on Standard & Poor’s Web site, www.indices.standardandpoors.com.

12. Are there other sources where I can find these data?

The daily index level data are distributed by S&P on its Web site and through major news distributors, including Bloomberg and Reuters.

13. What are the Bloomberg tickers for this index?

S&P U.S. Carbon Efficient Index	SPGRCUU
S&P U.S. Carbon Efficient Total Return Index	SPGRCUUT
S&P U.S. Carbon Efficient Net Total Return Index	SPGRCUUN

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S&P U.S. Carbon Efficient Index – Frequently Asked Questions	March 9, 2009

14. What are the Reuters tickers for this index?

S&P U.S. Carbon Efficient Index	.SPGRCUU
S&P U.S. Carbon Efficient Total Return Index	.SPGRCUUT
S&P U.S. Carbon Efficient Net Total Return Index	.SPGRCUUN

15. How do I get information on the individual companies and weights that make up the S&P US Carbon Efficient Index?

For more information on how to subscribe to this data, please contact index_services@standardandpoors.com or +1.212.438.2046.

16. Who can I contact at S&P with questions regarding this index?

Questions about the index can be addressed by contacting index_services@standardandpoors.com or +1. 212.438.2046.

17. Who can I contact at S&P if I have questions about this index or its constituents?

Questions about the index methodology including the constituents in the index can be addressed to:

David M. Blitzer, Ph.D.
Managing Director and Chairman of the Index Committee
David_blitzer@standardandpoors.com, +1.212.438.3907

18. Is a license from S&P required to use the S&P U.S. Carbon Efficient Index as a basis for a tradable security or hedge that a firm wishes to create?

Yes, a license from S&P is required for use of the index.

19. Who do I contact at S&P to license my use of these indices?

Questions regarding licensing the S&P U.S. Carbon Efficient Index can be addressed to:

Bo Chung
Managing Director
Bo_chung@standardandpoors.com, +1.212.438.3519

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